EXHIBIT 2.2

BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT

This Bill of Sale, Assignment and Assumption Agreement (this “Agreement”) is entered into as of the Effective Time (as defined in the Merger Agreement), by and between Lux Amber, Corp., a Nevada corporation (“Transferor”), and WSC Newco, Inc., a Delaware corporation (“Transferee”).

WHEREAS, Transferor acquired all of the assets of Worldwide Specialty Chemicals, Inc., a Delaware corporation (“Worldwide”), including but not limited to all of the outstanding shares of Transferee, and assumed all the liabilities of Worldwide, pursuant to that certain Agreement and Plan of Merger dated March 23, 2020, by and among Transferor, Worldwide and Transferee (the “Merger Agreement”); and

WHEREAS, Transferor desires to assign and transfer to Transferee substantially all the assets of Worldwide received by Transferor pursuant to the Merger Agreement, and Transferee will assume the liabilities of Worldwide assumed by Transferor pursuant to the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and pursuant to and as an integral part of the Merger Agreement, Transferor and Transferee hereby agree as follows, to be effective as of the Effective Time:

1.

Transferor does hereby SELL, ASSIGN AND CONVEY to Transferee, all of the assets which were owned and used by Worldwide in its business immediately prior to the Effective Time and received by Transferor pursuant to the Merger Agreement (the “Assets”), including Worldwide’s name, SAVE AND EXCEPT the sum of $350,000.

2.

Transferor hereby assigns to Transferee all of the liabilities which were obligations of Worldwide immediately prior to the Effective Time and assumed by Transferor pursuant to the Merger Agreement, with the exception of the following: Transferor’s obligations under (i) Worldwide’s Second Amended Stock Option Plan, (ii) the common stock purchase warrants issued by Worldwide prior to the Effective Date, and (iii) the convertible debt instruments issued by Worldwide prior to the Effective Date (after giving effect to such exceptions, the “Assumed Liabilities”).

3.

Transferee hereby assumes all of the Assumed Liabilities and agrees to pay, perform and discharge all of the Assumed Liabilities when the same become due and payable. Transferor shall not be responsible for the discharge and performance of any duties or obligations to be performed and/or discharged in connection with the Assets or the Assumed Liabilities, from and after the date hereof.

4.

Notwithstanding the provisions of section 3 above, to the extent that assignment or transfer under this Agreement by Transferor of any contract, license or permit to Transferee is not permitted by law or is not permitted without the consent of any person, this Agreement is not an undertaking by Transferor to assign or transfer the same if such consent is not given or if such an undertaking would constitute a breach or cause a loss of benefits thereunder.

5.

Transferor hereby agrees that from and after the date hereof, upon the reasonable request of Transferee, Transferor will do such other and further acts, and execute, acknowledge and deliver all such further instruments and documents, as in the reasonable opinion of Transferee may be necessary or desirable to carry out more effectively the intents and purposes of this Agreement.

Bill of Sale and Assignment to WSC Newco, Inc.	Page 1

Executed as of the Effective Time.

TRANSFEROR: Lux Amber, Corp.

By:
E. Thomas Layton
Chief Executive Officer

TRANSFEREE: WSC Newco, Inc.

By:
E. Thomas Layton
Chief Executive Officer

Bill of Sale and Assignment to WSC Newco, Inc.	Page 2